

NYSE: SUG

Investor Meetings

October 19, 2005



Safe Harbor

This presentation and other Company reports and statements issued or made from time to time contain certain "forward-looking statements" concerning projected financial performance, expected plans or future operations. Southern Union Company cautions that actual results and developments may differ materially from such projections or expectations.

Investors should be aware of important factors that could cause actual results to differ materially from the forward-looking projections or expectations. These factors include, but are not limited to: cost of gas; gas sales volumes; gas throughput volumes and available sources of natural gas; discounting of transportation rates due to competition; customer growth; abnormal weather conditions in Southern Union's service areas; impact of relations with labor unions of bargaining-unit employees; the receipt of timely and adequate rate relief and the impact of future rate cases or regulatory rulings; the outcome of pending and future litigation; the speed and degree to which competition is introduced to Southern Union's natural gas distribution businesses; new legislation and government regulations and proceedings involving or impacting Southern Union; unanticipated environmental liabilities; ability to comply with or to challenge successfully existing or new environmental regulations; changes in business strategy and the success of new business ventures, including the risks that the business acquired and any other business or investment that Southern Union has acquired or may acquire may not be successfully integrated with the business of Southern Union; exposure to customer concentration with a significant portion of revenues realized from a relatively small number of customers and any credit risks associated with the financial position of those customers; factors affecting operations – such as maintenance or repairs, environmental incidents or gas pipeline system constraints; Southern Union's or any of its subsidiaries' debt security ratings; the economic climate and growth in the energy industry and service territories and competitive conditions of energy markets in general; inflationary trends; changes in gas or other energy market commodity prices and interest rates; current market conditions causing more customer contracts to be of shorter duration, which may increase revenue volatility; the possibility of war or terrorist attacks; the nature and impact of any extraordinary transactions, such as any acquisition or divestiture of a business unit or any asset.

Contact:
Southern Union Company
Jack Walsh, 800-321-7423
jack.walsh@southernunionco.com

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Widespread Asset Base


New England Gas Company
PG Energy
Missouri Gas Energy
Panhandle Eastern Pipe Line
Transwestern Pipeline
Trunkline Gas
Florida Gas Transmission
Trunkline LNG
Sea Robin Pipeline
storage
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Natural Gas Distribution Assets Overview





- Limited commodity price risk
- History of constructive rate-making, sharing and recovery mechanisms
  - Weather normalization in Rhode Island
- Highlights:
  - Nearly one million customers
  - Retail sales: 112 Bcf
  - Transportation volumes: 61 Bcf
- Evaluating 2006 rate case filings in:
  - Missouri
  - Pennsylvania
  - Massachusetts

4

Geographic Diversification Unified by Strong Operations



Missouri Gas Energy



- Headquartered in Kansas City, MO
- Serves approximately 500,000 customers
- Serves 34 counties throughout MO
- Regulated by the Missouri Public Service Commission
- MGE received a $22.5 million rate increase effective October 2004
- SUG appealed ROE and Capitalization

PG Energy



- Headquartered in Wilkes-Barre, PA
- Serves approximately 160,000 customers
- Serves 13 counties in northeastern and central PA
- Regulated by the Pennsylvania Public Utility Commission

New England Gas Co.



- Headquartered in Providence, RI
- Serves approximately 300,000 customers
- Serves the state of Rhode Island and southeastern Massachusetts
- Regulated by the RI Public Utilities Commission and the Massachusetts Department of Telecommunications & Energy

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Panhandle Assets



- Panhandle Eastern Pipe Line (PEPL)
  - 6,340 mile, 4-line system
  - 2.8 Bcf/d capacity
- Trunkline Gas (TGC)
  - 3,578 mile, 2-line system
  - 1.5 Bcf/d capacity
- Sea Robin
  - 432 mile offshore system
  - 1.0 Bcf/d capacity
- Trunkline LNG
  - 6.3 Bcf equivalent of storage
  - Sustainable sendout capability of 630 MMcf/d

Detroit

Chicago

Panhandle Eastern

Indianapolis

St. Louis

Memphis

Trunkline Gas

Houston

Trunkline LNG

Sea Robin

Storage

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CrossCountry Assets

- Transwestern
  - 2,400 mile, bi-directional flow system
  - 2.0 Bcf/d capacity (1.2 Bcf/d west; 800 MMcf/d east)
  - 1.2 Bcf/d San Juan to mainline capacity
- Florida Gas (50% ownership)
  - 5,000 mile, system
  - 2.1 Bcf/d capacity


Transwestern
Florida Gas

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Growth Opportunities



LNG Expansion Projects

Overview

- Project costs of approx. $264 million; $200 million spent to date, $64 million remaining
- All expansion capacity and sendout fully contracted to BG through 2023
- Projects to generate approx. $80 million in annual revenues with a significant portion falling to EBITDA
- Projects will begin contributing to earnings in CY 2005 and will have full-year earnings impact in CY 2007

Progress

- Phase I - $137MM
  - Construction underway
  - Double sendout capacity to 1.2 Bcf/d
  - Increase storage capacity to 9.0 Bcf
- Phase II - $77MM
  - FERC approved September 2004
  - Increase sendout capacity to 1.8 Bcf/d, with peak of 2.1 Bcf/d
  - Completion by mid-calendar 2006
- Trunkline Loop - $50MM
  - FERC approved September 2004
  - Increase takeaway capacity to accommodate expansions
  - Completed July 2005



SNG
Cypress
Project
(Elba LNG)

Pipeline Loop

Upgrade Existing Compression

Pipeline Loop

Add Compressor Unit at Existing Station

Pipeline Loop

PROGRESS – HINES

24

26

FGT Phase VII Expansion

- In-service date – 3Q 2007
- Capacity increase of 100 MMcf/d to 160 MMcf/d
- Capital costs – $60 MM to $100 MM
- Supported by 20 year contracts

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Trunkline Texas Expansion





To Market Area
NTX & ETX
STX & WTX
LNG
Louisiana Header System
Longville
Kountze
Kaplan
Centerville
Patterson
Texas
Louisiana
Angelina
Trinity
Polk
Tyler
Jasper
Newton
Vernon
Rapides
Avoyelles
San Jacinto
Beauregard
Evangeline
St. Landry
Montgomery
Hardin
Orange
Calcasieu
Liberty
Jefferson
Chambers
Cameron
Vermilion
Iberia
St. Martin
St. Mary
Galveston

- Up to 41 miles of 30"/36" pipeline
- Capital cost of $60MM to $100MM
- Up to 400 MMcf/d of new capacity
- Access to ETX and NTX supply (short-term) and SETX LNG (long-term)
- Began FERC pre-filing process
- In service mid 2007

The North Texas expansion will allow Trunkline to receive incremental Texas production and Texas Gulf Coast LNG via existing or proposed intrastate pipeline connections.

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Transwestern Pipeline Phoenix Lateral



Legend:
- Existing TW System
- Phoenix Lateral
- San Juan Expansion
- El Paso Natural Gas

Rockies

San Juan

Anadarko

Permian

Ignacio

Blanco

ARIZONA

CALIFORNIA

Thoreau

Phoenix

- 500+ MMcf/d capacity
- Approximately $500MM
- 258 miles of 36" and 24" pipeline into Phoenix area market
- Open season conducted – in negotiations with potential customers
- Projected in-service 2007/2008

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Financial Highlights



EPS Growth Profile



Note: All current and prior year EPS amounts have been adjusted to reflect the 5% stock dividend paid to shareholders on September 1, 2005.

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Strong Earnings Potential

- Drivers for Calendar 2005
  - CCE Holdings investment for full year - $45 MM to $50 MM after tax
  - $17.5 MM of synergies split between SUG and CCEH
  - Full year of $22.5 MM MGE rate case

- Drivers for Calendar 2006
  - LNG expansions
  - Remainder of synergies
  - Full year San Juan expansion

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Segment Operating Income



Note: Data shown represents fiscal years ended June 30, 2002 through 2004. 2005 represents trailing twelve months ended June 30, 2005.

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Respect for the Balance Sheet



- Investment grade ratings:
  - BBB (negative outlook) at S&P
  - BBB (stable) at Fitch
  - Baa3 (negative outlook) at Moody's
- Strong internal equity formation

Note: Debt/Cap as of June 30 with 100% equity credit to preferred stock and mandatory equity units.

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Investment Thesis

- One of the largest pure-play regulated natural gas companies in the United States
  - 18,000 miles of interstate pipelines serving customers from coast to coast – approximately 75% of EBIT
  - Three distribution divisions serving 1 million customers – approximately 25% of EBIT
  - Owns and operates the only LNG receipt terminal on the U.S. Gulf Coast
- Proven acquisition track record
  - Successful integration of six acquisitions since 1999
  - Focus on energy infrastructure assets
- Attractive business profile and earnings and cash flow growth visibility
  - High quality, stable and predictable cash flows
  - Low business risk with nearly 100% of businesses regulated
  - Outstanding low risk growth opportunities

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